EX-99.(e)

Exhibit (e)
FUNDRISE GROWTH TECH FUND, LLC
DIVIDEND REINVESTMENT PLAN
Fundrise Growth Tech Fund, LLC, a Delaware limited liability company (the “Fund”), hereby adopts the following Dividend Reinvestment Plan (the “Plan”) with respect to distributions declared by the Fund on shares of beneficial interest (the “Shares”):
1.      No Automatic Participation in the Plan. Each holder of Shares (the “Shareholders”) will not automatically participate in the Plan (the “Non-Participants”). A Shareholder may elect to participate in the Plan pursuant to Section 3. If a Shareholder opts-in to the Plan, such Shareholder will participate in the Plan (the “Participants”) unless and until the Participant elects to withdraw from the Plan pursuant to Section 4. Participation in the Plan is completely voluntary, and a Shareholder is free to change his or her election at any time, subject to the terms and conditions of this Plan. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan, including whether such nominee will participate on such Shareholder’s behalf.
2.      Distributions. Income, dividends and/or capital gains or other distributions (each, a “Distribution” and collectively, “Distributions”), net of any applicable U.S. withholding tax, that become payable to each Participant on Shares (including Shares acquired and accumulated under the Plan) will be applied to the purchase of additional whole and fractional Shares for the Participant. If a Participant participates in an investment plan (an “Investment Plan”) offered by Fundrise Advisors, LLC (the “Adviser”), such Distributions will be applied to the purchase of additional whole and fractional Shares for the Participant in accordance with the Investment Plan. When the Fund declares a Distribution payable in cash, Non-Participants will receive cash and Participants will receive an equivalent amount in Shares from the Fund either newly issued or repurchased from Shareholders by the Fund or according to the Investment Plan, if applicable. The number of Shares to be received when Distributions are reinvested will be determined by dividing the amount of the Distribution (or the percentage of the Distribution allocable to the Fund under the terms of the Investment Plan, if applicable) by the Fund’s net asset value per Share (“NAV”) next computed after the Distribution is paid. All reasonable efforts will be made to reinvest all Distributions on the day the Distribution is paid (except where necessary to comply with applicable laws) by the Fund. If the reinvestment cannot be processed at the NAV computed on the date the Distribution is paid, the number of Shares to be received when Distributions are reinvested will be determined based on the NAV next computed after the reinvestment is accepted by the Fund.
3.      Enrollment in the Plan. Per Section 1, Shareholders will not be automatically enrolled in the Plan; rather, Shareholders must make an affirmative election to become a Participant. Shareholders will have an opportunity to make such election upon their initial purchase of Shares. A Shareholder who does not so elect (i.e., a Non-Participant) that subsequently wishes to receive Shares in lieu of cash distributions must affirmatively elect to receive Distributions in Shares. A Non-Participant may enroll in the Plan by visiting his or her account online at www.fundrise.com or by calling (202) 584-0550. If a Shareholder updates his or her account to enroll in the Plan on or before the end of the applicable calendar quarter, that Distribution will be reinvested; otherwise, that Distribution will be paid out in cash and all subsequent Distributions will be reinvested.
4.      Withdrawal from the Plan. A Participant wishing to receive cash distributions must affirmatively elect to receive Distributions in cash. Participants may withdraw from the Plan by visiting by visiting his or her account online at www.fundrise.com or by calling (202) 584-0550. If a Shareholder updates his or her account to withdraw from the Plan on or before the end of the applicable calendar quarter, that Distribution will be paid out in cash; otherwise, that Distribution will be reinvested and all subsequent Distributions will be paid out in cash.

5.      Taxation. The automatic reinvestment of Distributions does not relieve Participants of any taxes which may be payable on such Distributions. Participants will receive tax information annually for their personal records and to help them prepare their federal income tax return. For further information as to tax consequences of participation in the Plan, Participants should consult with their own tax advisors.
6.      Voting of Shares. Shares acquired pursuant to the Plan will have the same voting rights as the Shares issued pursuant to the Fund’s public offering.
7.      Recordkeeping. The Shares acquired pursuant to the Plan will be in non-certificated form. Each Participant’s account will be updated to reflect the Shares acquired pursuant to the Plan as soon as practicable after each Distribution.
8.      No Fees. There will be no direct expenses to Participants for the administration of the Plan. There is no direct service charge to Participants with regard to purchases under the Plan; however, the Fund reserves the right to include a service charge payable by the Participants.
9.      Amendment, Supplement, Termination and Suspension of Plan. This Plan may be amended, supplemented, or terminated by the Fund at any time in its sole and absolute discretion. The amendment or supplement shall be filed with the Securities and Exchange Commission as an exhibit to a subsequent appropriate filing made by the Fund and shall be deemed to be accepted by each Participant unless, prior to the effective date thereof, the Shareholder updates his or her account to withdraw from the Plan. The Fund may suspend the Plan at any time without notice to the Participants.
10.      Absence of Liability. Neither the Fund nor the Adviser shall have any responsibility or liability beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor shall they have any duties, responsibilities or liabilities except such as expressly set forth herein. Neither the Fund nor the Adviser shall be liable for any act done in good faith or for any good faith omission to act, including, without limitation, any claims of liability: (a) arising out of the failure to terminate a Participant’s account prior to receipt of written notice of such Participant’s death, or (b) with respect to prices at which Shares are purchased or sold for the Participant’s account and the terms on which such purchases and sales are made. NOTWITHSTANDING THE FOREGOING, LIABILITY UNDER THE U.S. FEDERAL SECURITIES LAWS CANNOT BE WAIVED.
11.      Applicable Law. The terms and conditions of this Plan shall be governed by and construed in accordance with the laws of the State of Delaware.
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